UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at January 15, 2010

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ronald W. Thiessen
President & CEO

Date: January 20, 2010

Print the name and title of the signing officer under his signature

  800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

AMARC CLOSES $5.5 MILLION FINANCING

January 15, 2010, Vancouver, BC - Amarc Resources Ltd. ("Amarc") (TSX Venture: AHR; OTCBB: AXREF) announces that, further to its news releases of December 18 and 23, 2009, it has completed the $5.5 million private placement financing and issued 11 million common shares at a price of $0.50 per share (of which 4.8 million common shares are flow-through shares). The common shares are subject to a four-month hold period under applicable Canadian securities legislation.

Late in 2009 Amarc discovered the Newton bulk tonnage-style gold system in south-central British Columbia ("BC"). Newton may represent a new gold deposit type for BC within a previously unrecognized district. Planning and permitting for a 2010 drill campaign along with surface and airborne exploration activities is currently underway.

Amarc also holds, through staking and option agreement, an area of approximately 217 square kilometres along the Sitlika Belt in north-central British Columbia. Exploration in 2007-2008 identified a number of promising zinc and/or copper dominated volcanogenic massive sulphide targets. Exploration activities in 2009, including diamond drilling, tested three main areas the Bodine-Warren, Huge South and Olsen prospects. Following assessment of the results, Amarc has taken the decision to suspend exploration at and relinquish its land holdings in the Sitlika Belt, in order to focus its efforts on the important new discovery at Newton.

Amarc Resources Ltd. is a Vancouver-based exploration and development company affiliated with the Hunter Dickinson group, a private company associated with a series of successful mineral exploration and development projects in BC - including Golden Bear, Mt. Milligan, Kemess, Gibraltar and Prosperity.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements  include market prices, exploitation and exploration successes, continuity of mineralization,  uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource  exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.